UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-15286

Citigroup Global Markets Holdings Inc.

(Exact name of registrant as specified in its charter)

388 Greenwich Street New York, New York 10013 (212) 816-6000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Senior Debt Securities, including the following series:

7.30% Notes due 08/01/13 (CUSIP No. 79549KWC7)

7.30% Notes due 08/01/13 (CUSIP No. 79549KVZ7)

7.30% Notes due 08/01/13 (CUSIP No. 79549KVW4)

7.30% Notes due 08/01/13 (CUSIP No. 79549KVV6 )

7.30% Notes due 08/01/13 (CUSIP No. 79549KVA2)

7.30% Notes due 08/01/13 (CUSIP No. 79549KUW5)

7.30% Notes due 08/01/13 (CUSIP No. 79549KUU9)

7.30% Notes due 12/15/13 (CUSIP No. 79549GNJ1)

7.30% Notes due 12/15/13 (CUSIP No. 79549GNU6)

7.30% Notes due 02/15/14 (CUSIP No. 79549GPT7)

5.00% Notes due 10/15/2015 (CUSIP No. 17307XAD3)

4.75% Notes due 10/15/2015 (CUSIP No. 17307XAB7)

Zero Coupon Note due 09/07/2016 (CUSIP No. 17307EBE2)

5.50% Notes due 12/15/23 (CUSIP No. 17307XAW1)

5.30% Notes due 11/15/2024 (CUSIP No. 17307XFZ9)

5.40% Notes due 02/15/2024 (CUSIP No. 17307CB5)

5.40% Notes due 02/15/2024 (CUSIP No. 17307XBX8)

5.25% Notes due 01/15/2024 (CUSIP No. 17307XBP5)

5.00% Notes due 03/15/2024 (CUSIP No. 17307XCU3)

5.55% Notes due 12/15/2028 (CUSIP No. 17307XBA8)

5.50% Notes due 12/15/2029 (CUSIP No. 17307XGM7)

5.50% Notes due 11/15/2029 (CUSIP No. 17307XGC9)

5.40% Notes due 09/15/2029 (CUSIP No. 17307XFV8)

5.50% Notes due 09/15/2029 (CUSIP No. 17307XFS5)

5.60% Notes due 09/15/2029 (CUSIP No. 17307XFJ5)

5.60% Notes due 08/15/2029 (CUSIP No. 17307XFE6)

5.75% Notes due 08/15/2029 (CUSIP No. 17307XEW7)

6.00% Notes due 07/15/2029 (CUSIP No. 17307XEJ6)

6.00% Notes due 06/15/2029 (CUSIP No. 17307XDS7)

6.00% Notes due 05/15/2029 (CUSIP No. 17307XDN8)
5.40% Notes due 05/15/2030 (CUSIP No. 17307XJB8)

5.40% Notes due 05/15/2030 (CUSIP No. 17307XHV6)

5.40% Notes due 04/15/2030 (CUSIP No. 17307XHS3)

5.50% Notes due 03/15/2030 (CUSIP No. 17307XHD6)

5.25% Notes due 02/15/2030 (CUSIP No. 17307XGX3)

5.25% Notes due 02/15/2030 (CUSIP No. 17307XGT2)

5.80% Notes due 03/15/2035 (CUSIP No. 17307XHN4)

5.55% Notes due 03/24/2035 (CUSIP No. 17307XHH7)

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1) ☒
Rule 12g-4(a)(2) ☐
Rule 12h-3(b)(1)(i) ☐
Rule 12h-3(b)(1)(ii) ☐
Rule 15d-6 ☒

Approximate number of holders of record as of the certification or notice date: 69

Pursuant to the requirements of the Securities Exchange Act of 1934, Citigroup Global Markets Holdings Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated: September 28, 2012	Citigroup Global Markets Holdings Inc.

	By:	/s/ Martha D. Bailey
Name: Martha D. Bailey
Title: Assistant Secretary